UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

SunCom Wireless Holdings, Inc.

(Name of Issuer)

Class A common stock,

par value $.01 per share

(Title of Class of Securities)

86722Q207

(CUSIP Number)

Kevin Copp

Deutsche Telekom AG

Friedrich-Ebert-Allee 140

53113 Bonn, Germany

+49-228-181-0

With a copy to:

Robert P. Davis, Esq.

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza

New York, NY 10006

(212) 225-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 22, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 86722Q207	13D/A

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Deutsche Telekom AG N/A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Federal Republic of Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 100 shares of common stock of the Surviving Corporation
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 100 shares of common stock of the Surviving Corporation
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100 shares of common stock of the Surviving Corporation
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100%
14	TYPE OF REPORTING PERSON CO

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CUSIP No. 86722Q207	13D/A

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) T-Mobile International AG N/A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Federal Republic of Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 100 shares of common stock of the Surviving Corporation
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 100 shares of common stock of the Surviving Corporation
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100 shares of common stock of the Surviving Corporation
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100%
14	TYPE OF REPORTING PERSON CO

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CUSIP No. 86722Q207	13D/A

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) T-Mobile Global Holding GmbH N/A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Federal Republic of Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 100 shares of common stock of the Surviving Corporation
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 100 shares of common stock of the Surviving Corporation
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100 shares of common stock of the Surviving Corporation
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100%
14	TYPE OF REPORTING PERSON CO

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CUSIP No. 86722Q207	13D/A

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) T-Mobile USA, Inc. 91-1983600
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 100 shares of common stock of the Surviving Corporation
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 100 shares of common stock of the Surviving Corporation
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100 shares of common stock of the Surviving Corporation
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100%
14	TYPE OF REPORTING PERSON CO

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This Amendment No. 1 to Schedule 13D amends and supplements the Schedule 13D filed on September 26, 2007 (the “Original Schedule 13D”) with respect to shares of Class A common stock, par value $.01 per share, of SunCom Wireless Holdings, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 1100 Cassatt Road, Berwyn, Pennsylvania 19312. Capitalized terms used but not otherwise defined in this Amendment No. 1 shall have the meanings ascribed to such terms in the Original Schedule 13D.

On February 22, 2008, TMUS completed its acquisition of the Issuer pursuant to the Merger Agreement. The acquisition was effected by the merger of Merger Sub with and into the Issuer, with the Issuer surviving the Merger as a wholly owned subsidiary of TMUS. As a result of the consummation of the Merger, on February 22, 2008, the Voting Agreement terminated pursuant to its terms.

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After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 22, 2008

DEUTSCHE TELEKOM AG

By: /s/ Kevin Copp

Name: Kevin Copp

Title: Senior Executive Vice President, Mergers and Acquisitions

By: /s/ Guido Kerkhoff

Name: Guido Kerkhoff

Title: Senior Executive Vice President and Chief Accounting Officer

T-MOBILE INTERNATIONAL AG

By: /s/ Robert Hauber

Name: Robert Hauber

Title: Executive Vice President

By: /s/ Michael Gunther

Name: Michael Gunther

Title: Management Board Member

T-MOBILE GLOBAL HOLDING GMBH

By: /s/ Uli Kuhbacher
Name: Uli Kuhbacher

Title: Managing Director

By: /s/ Frank Stoffer
Name: Frank Stoffer

Title: Managing Director

T-MOBILE USA, INC.

By: /s/ David A. Miller
Name: David A. Miller

Title: Senior Vice President and General Counsel